
TORNET

February 22, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


05006197


SEC MAIL PROCESSING
RECEIVED
MAR - 2 2005
WASH, D.C. 213 SECTION

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
info@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se


TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is a property company listed on Nya Marknaden. Its property holding has a lettable area of around 2 million square metres and a book value of just over SEK 15 billion. 97 per cent of the property holdings, measured as book value, are in Sweden and concentrated in Sweden's four largest cities and in Västerås and Karlstad.

Annual Accounts Bulletin 2004

	2004	2003
Rental income, SEKm	**2 223**	2 403
Net profit, SEKm	**1 002**	881
Earnings per share, SEK	**38,70**	33,67
Operating profit, SEKm	**1 316**	1 426
Income from property sales, net SEKm	**907**	417
Income after financial items, SEKm	**985**	740
Cash flow from operations, SEKm	**1 356**	1 027
Shareholder's equity per share, SEK	**125**	214
Occupancy ratio area, %	**87,6**	89,4
Occupancy ratio financial, %	**89,6**	91,6

Net profit
Net profit for the year amounted to SEK 1 002 million (881).

Sales and acquisitions
During the year, 158 properties (83) have been sold for SEK 4 997 million (2 287) with a capital gain of SEK 907 million (417). The sales price exceeds the valuation as at 31 December 2003 by SEK 382 million, which corresponds to 8 per cent. Three properties (4) have been acquired for SEK 155 million (1 041).

Events after the end of the year
After the end of the year 19 properties have been sold for SEK 1 518 million which exceeds the book value as at 31 December by SEK 465 million.

Dividend
Dividend proposals will be presented at the time of notice of the Annual General Meeting.

Danderyd, 18 February 2005

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet,
+46-8-544 905 02, mobile 070-542 34 84.